Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Plug Power Inc.

We consent to the use of our report dated March 30, 2012, with respect to the consolidated balance sheets of Plug Power Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2011, included in the Registration Statement (No. 333-186041) on Amendment No. 2 to Form S-1 of Plug Power Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

Our report with respect to the consolidated financial statements refers to a change in the method of accounting for revenue arrangements with multiple-deliverables entered into or substantially modified after January 1, 2010.

/s/ KPMG LLP

Albany, New York

February 4, 2013